Bylog Group corp.

Room 2305A, World Wide House

19 Des Voeux Rd Central, Central, Hong Kong

March 4, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Megan Akst and Kathleen Collins

Re:	Bylog Group Corp.
Form 10-K for the Fiscal Year Ended March 31, 2021
Filed July 12, 2021
File No. 333-211808

Ladies and Gentlemen:

We hereby submit the responses of Bylog Group Corp. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 7, 2022, providing the Staff’s comments with respect to the above-referenced Company’s annual report on Form 10-K for the fiscal year ended March 31, 2021 (the “Form 10-K”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 1 to the Form 10-K (the “Amendment No. 1”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Fiscal Year Ended March 31, 2021

Part I, page 1

1.	At the onset of Part I, please provide prominent disclosure about the legal and operational risks associated with having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we added prominent disclosure at the onset of Part I about the legal and operational risks associated with being based in or having the majority of the company’s operations in China if we consummate a combination transaction with an operating company with significant businesses in China (the “Business Combination”). Our disclosures made clear that these legal and operational risks could result in a material change in our potential operations and/or the value of our shares and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Our disclosure stated that we are not directly subject to recent statements and regulatory actions by China’s government--such as those related to data security or anti-monopoly concerns--and we are currently not engaged in any business in China. However, there is uncertainty about future regulatory developments in China which may impact the Company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange if we conduct substantive business in China or form or acquire subsidiaries in China in the future.

U.S. Securities and Exchange Commission

March 4, 2022

2.	At the onset of Part I, describe the significant regulatory, liquidity, and enforcement risk to your investors associated with being based in or having the majority of the company’s operations in China. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers, acknowledge the risks that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we added disclosure to describe the significant regulatory, liquidity, and enforcement risk associated with being based in or having the majority of the company’s operations in China. We specifically discussed risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence our operations at any time, which could result in a material change in our future operations and/or the value of our securities if in the future we conduct substantive business in China or form or acquire subsidiaries in China. Also, we disclosed that the Chinese government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers, and its actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

3.	At the onset of Part I, disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue your securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or whether approvals have been denied. Please describe the consequences to you and your investors if you (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we disclosed that we currently are a shell company with nominal operations and we intend to obtain all permissions we or our subsidiaries are required to obtain from Chinese authorities to operate and issue our securities to foreign investors in the future, if we start to conduct substantive business in China or form or acquire subsidiaries in China. We also disclosed that “if we (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies, and these regulatory agencies may limit, or impose fines and penalties on our operations in China or take other actions that could have a material adverse effect on our business, financial condition, operating results as well as our ability to offer or continue to offer securities to investors or cause our securities to significantly decline in value or become worthless.”

4.	In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, include a discussion at the onset of Part I explaining how this oversight impacts your business and to what extent you believe you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we disclosed that “the Cybersecurity Review Measures which were released for comments in July 2021 and became effective on February 15, 2022 are not applicable to us, because we currently have no operations and do not constitute an online platform operator.” We also stated that we are mindful of the requirements of the Cybersecurity Review Measures in conducting search for and evaluation of potential business opportunities.

U.S. Securities and Exchange Commission

March 4, 2022

5.	At the onset of Part I, provide a clear description of how cash is transferred through your organization. Describe any restrictions on foreign exchange and your ability to transfer cash across borders, and to U.S. investors. Also, describe any restrictions and limitations on your ability to distribute earnings from the company, including any subsidiaries, to the U.S. investors.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we provided a clear description of how cash is transferred through our organization if in the future we conduct substantive business in China or form or acquire subsidiaries in China. We also provided a description of the restrictions on foreign exchange and cash transfers across borders under the PRC law, as well as the restrictions and limitations on distribution of earnings by a PRC company. However, as we currently have no subsidiary or operations in China these foregoing restrictions are not applicable to us.

6.	We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. At the onset of Part 1, disclose whether your auditor is subject to determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act (HFCAA) and related regulations will affect your company. If the PCAOB has been or is currently unable to inspect your auditor, revise to disclose as such. Also, disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the HFCAA and as a result an exchange may determine to delist your securities.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we disclosed that our U.S. based auditor is not subject to determinations announced by the PCAOB on December 16, 2021. We also provided detailed disclosure on the implications of the Holding Foreign Companies Accountable Act (HFCA Act) for our securities and our access to the U.S. capital markets. We stated that “If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by the authority in the auditor’s jurisdiction, investors would be deprived of the benefits from such inspections then, and trading in our securities on the OTC markets could be prohibited under the HFCA Act or the Accelerating Holding Foreign Companies Accountable Act (if enacted) as a result of such lack of inspection by the PCAOB.”

7.	At the onset of Part I, disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Ensure that your disclosure reflects that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we disclosed that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus would reduce the time before the securities of “SEC identified issuers” may be prohibited from trading or delisted. We disclosed that the Commission adopted final rules to implement the HFCA Act on December 2, 2021 and that, pursuant to the HFCA Act, the PCAOB issued its report notifying the Commission of its determination on December 16, 2021 that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Item 9A. Disclosure Controls and Procedures, page F-11

8.	Please revise to describe the changes in your controls and procedures that led management to conclude your disclosure controls and procedures were effective as of March 31, 2021 when they were not effective at December 31, 2020. Similarly, explain how management determined that disclosure controls and procedures were again not effective at September 30, 2021. Also, discuss any changes in your internal control over financial during the reported quarter that impacted your evaluations. Refer to Item 308(c) of Regulation S-K.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that due to a clerical oversight, we mistakenly stated that our disclosure controls and procedures were effective as of March 31, 2021. We amended the “Item 9A. Controls and Procedures” to disclose that “our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were ineffective as of March 31, 2021” and we also identified material weaknesses in our internal control over financial reporting in the reported financial period that resulted in such ineffectiveness.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +852 92895975 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

Bylog Group Corp.

By:	/s/ Wah Leung
Wah Leung
Chief Executive Officer and Chief Financial Officer

cc:	Kevin Sun, Esq.